UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27039

MARIJUANA COMPANY OF AMERICA, INC.

(Exact name of registrant as specified in its charter)

633 West 5th Street, Ste. 2826, Los Angeles, CA 90071

305-450-5222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

The approximate number of holders of record as of the certification or notice date: 414

The Registrant's total assets have not exceeded $10 million on the last day of each of the Registrant's most recent three fiscal years.

Pursuant to the requirements of the Securities Exchange Act of 1934 MARIJUANA COMPANY OF AMERICA, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Jesus M. Quintero
Name:	Jesus M. Quintero
Title:	Chief Executive Officer
Date:	June 29, 2023